AI causing a photography renaissance

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Anthony DeSimone, Masterworks <adesimone@investors.masterworks.com>

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Hello Sam,

AI-generated photos have become increasingly common. An unforeseen side-effect? The market for decades-old photography "is having a renaissance"—and artists like [Barbara Kruger] are benefiting.

As A.I. Becomes Harder to Detect, Photography Is Having a Renaissance

Despite — or, perhaps, because of — the rise in artificially made images, photography is suddenly in the spotlight, in galleries in New York and beyond.

"New tech has made even digital photography seem somewhat romantic and nostalgic," the NYT noted, making photographs more valuable to fine art collectors. The photography market grew every year between '20 and '22, and even amid rate hikes last year brought in $64.3M and a record volume sold.

Within the photography market, Barbra Kruger is one of the top artists to watch. Amid major recent museum shows at MoMA, the Art Institute, and LACMA, her market has seen four straight years of growth ('20-'23), and she finished '23 with her highest-ever turnover ($3.5M).

Our offering is in her iconic red-framed black-and-white style. Each Kruger piece is unique, but similar works make up her top two auction prices.

If you want exposure to photography, [invest in Kruger here], or view the offering circular below.

Thanks,

Anthony DeSimone

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Investor Relations

MASTERWORKS

www.masterworks.com

225 Liberty St. 29th Floor, New York, NY 10281